August 7, 2009

Via Edgar and Regular Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Lisa Sellars

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Asian Trends Media Holdings, Inc.

Form 10-K/A for the year ended December 31, 2007 filed June 17, 2009

Dear. Ms. Sellars:

This letter is in response to your correspondence dated June 26, 2009 requesting certain clarifications to our response to the Form 10-K/A for the year ended December 31, 2007 filed June 17, 2009 filed by Asian Trends Media Holdings, Inc. (the “Company”) or its predecessor companies.

In response to your inquiries, the Company’s management had not completed its assessment of internal control over financial reporting as of the filing of the 10-KSB for the year ended December 31, 2007, as it was not required by the SEC for small business issuers during this period.  The Company estimated in the filing, however, that it would be able to complete the assessment of internal control over financial reporting and work towards compliance with the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2008.  As you will note from the Company’s most recent 10-K filing (filed on April 14, 2009), an updated Item 9A Controls and Procedures section was included and the document stated that the Principal Executive Officer and Principal Accounting and Financial Officer had evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) as well as the internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) under the Exchange Act.

The Company’s sale of 2,000 shares of common stock in 2008 to which you refer in your letter was mistakenly included in the financials.  No such shares were issued and the auditor has amended the financials.  The Company has filed a Form 10-K/A for the year ended December 31, 2008 to reflect this change.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

/s/ Zhi Jian Zeng

Zhi Jian Zeng, CEO